As filed with the Securities and Exchange Commission on January 9, 2014

File No. 812-14219

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d), 57(a)(4) AND

57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1

THEREUNDER

GOLDMAN SACHS BDC, INC., GOLDMAN SACHS ASSET MANAGEMENT,

L.P., GOLDMAN SACHS TC MASTER PARTNERSHIP, L.P., GOLDMAN

SACHS PALMETTO STATE CREDIT FUND, L.P., LIBERTY HARBOR

DISTRESSED CREDIT AGGREGATOR I, L.P., GS TC ADVISORS, L.L.C.,

GOLDMAN SACHS MULTI-STRATEGY FUND PALMETTO STATE

ADVISORS, L.L.C., LIBERTY HARBOR DISTRESSED CREDIT

OPPORTUNITIES ADVISORS, LLC

All Communications, Notices and Orders to:

Legal Department

Goldman Sachs Asset Management, L.P.

200 West Street, 15th Floor

New York, NY 10282

Copies to:

Maria Gattuso, Esq. Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019	Geoffrey R.T. Kenyon, Esq. Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036

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UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

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In the Matter of:

GOLDMAN SACHS BDC, INC., GOLDMAN SACHS ASSET MANAGEMENT, L.P., GOLDMAN SACHS TC MASTER PARTNERSHIP, L.P., GOLDMAN SACHS PALMETTO STATE CREDIT FUND, L.P., LIBERTY HARBOR DISTRESSED CREDIT AGGREGATOR I, L.P., GS TC ADVISORS, L.L.C., GOLDMAN SACHS MULTI-STRATEGY FUND PALMETTO STATE ADVISORS, L.L.C., LIBERTY HARBOR DISTRESSED CREDIT OPPORTUNITIES ADVISORS, LLC

200 West Street, 15th Floor

New York, NY 10282

File No. 812-14219

Investment Company Act of 1940

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AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 promulgated under the Act,2 to the extent necessary to permit certain joint transactions that otherwise may be prohibited by Sections 17(d), 57(a)(4) and 57(i) of the Act and Rule 17d-1 thereunder:

•	Goldman Sachs BDC, Inc. (the “Company”), a closed-end investment company that has elected to be treated as a business development company (“BDC”) pursuant to Section 54 of the Act,[3] on behalf of itself and its successors,[4]

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules promulgated under the Act.
[3]	Section 2(a)(48) of the Act defines a BDC, among other things, to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.
[4]	For the purposes of the requested Order, a “successor” includes an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization, or the legal successor to a merger, reorganization or other business combination.

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•	Goldman Sachs Asset Management, L.P., the Regulated Entities’ and the Affiliated Funds’ (each, as defined below) investment adviser, solely with respect to Liberty Harbor, a distinct operating investment advisory unit within the Goldman Sachs Asset Management business unit (“GSAM”) of the Investment Management Division of The Goldman Sachs Group, Inc. (“Goldman Sachs”),[5] on behalf of itself and its successors[6] and assigns (the “Adviser”),

•	Goldman Sachs TC Master Partnership, L.P., Goldman Sachs Palmetto State Credit Fund, L.P., and Liberty Harbor Distressed Credit Aggregator I, L.P. (collectively, the “Existing Affiliated Funds”),

•	GS TC Advisors, L.L.C., Goldman Sachs Multi-Strategy Fund Palmetto State Advisors, L.L.C., and Liberty Harbor Distressed Credit Opportunities Advisors, LLC (collectively with the Adviser, the “LH General Partners”[7] and together with any future general partners or managing members controlling, controlled by, or under common control with, the Affiliated General Partners, that manage Affiliated Funds and any of their respective successors and assigns, “Affiliated General Partners”).

In this Amendment No. 1:

•	The term “Affiliated Funds” means the Existing Affiliated Funds and the Future Affiliated Funds (as defined below).

•	The term “Applicants” refers to the Company, the Adviser, the Existing Affiliated Funds, and the Affiliated General Partners.

•	The term “Board” means, with respect to any Regulated Entity (as defined below), the board of directors/trustees of that Regulated Entity.

•	The term “Eligible Directors” means (i) with respect to any Regulated Entity that has elected to be treated as a BDC under the Act, the members of the Board that are eligible to vote under Section 57(o) of the Act, and (ii) with respect to any other Regulated Entity, the members of the Board that are Independent Directors (as defined below).

•	The term “Future Affiliated Fund” means any existing or future entity that (i) is advised by the Adviser’s Liberty Harbor investment advisory unit, (ii) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iii) is an affiliated person of one or more Regulated Entities as defined in Section 2(a)(3)(C) of the Act, and (iv) determines to participate in Co-Investment Transactions in reliance on the Order.

[5]	The Liberty Harbor investment advisory unit is described below in Section I.B. If the unit changes its name, or is reorganized in the future, including into a separate legal entity that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), then the Order shall apply to such successor entity, which shall be deemed to be the Adviser hereunder.
[6]	See note 4, supra.
[7]	LH General Partners are directly wholly owned by and directly controlled by, Goldman Sachs.

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•	The term “Future Regulated Entity” means any existing or future management investment company that (i) is registered under the Act or elects to be treated as a BDC under the Act, (ii) is advised by the Adviser’s Liberty Harbor investment advisory unit, (iii) is an affiliated person of one or more other Regulated Entities as defined in Section 2(a)(3)(C) of the Act, and (iv) determines to participate in Co-Investment Transactions in reliance on the Order.

•	The term “Independent Directors” means, with respect to any Board, the directors/trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act.

•	The term “Objectives and Strategies” means a Regulated Entity’s investment objective(s) and strategies, as described in the Regulated Entity’s registration statement, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities Exchange Act of 1934, as amended, and the Regulated Entity’s reports to shareholders.

•	The term “Regulated Entity” means any of the Company or any Future Regulated Entity.

•	The term “Required Majority” means (i) with respect to any Regulated Entity that has elected to be treated as a BDC under the Act, when used with respect to the approval of a proposed transaction, plan, or arrangement, both a majority of the Regulated Entity’s directors, trustees or general partners, as applicable, who have no financial interest in such transaction, plan, or arrangement and a majority of such directors, trustees or general partners who are not “interested persons” of such Regulated Entity, within the meaning of Section 2(a)(19) of the Act, and (ii) with respect to any other Regulated Entity, a majority of the Independent Directors of the Board.

The relief requested in this application (the “Application”) would allow a Regulated Entity to participate, together or with one or more other Regulated Entities and/or one or more Affiliated Funds, in the same investment opportunities where such participation would otherwise be prohibited under Sections 17(d) and/or 57(a)(4) of the Act and Rule 17d-1 thereunder. Specifically, a Regulated Entity and one or more other Regulated Entities and/or one or more Affiliated Funds, in each case, directly or indirectly, would (a) co-invest with each other in securities issued by issuers in private placement transactions8 that would otherwise be prohibited under Sections 17(d) and/or

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The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the 1933 Act, including securities of a public company that are sold in a private placement under Rule 144A under the 1933 Act.

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57 of the Act and Rule 17d-1 thereunder, in which the Adviser negotiates terms in addition to price (“Negotiated Private Placement Transactions”), and (b) make additional investments in securities previously acquired in Negotiated Private Placement Transactions, including through the exercise of warrants, conversion privileges, and other similar rights to acquire additional securities of such issuers (any such additional investment, a “Follow-On Investment”). The term “Co-Investment Transaction” as used herein means any transaction in which a Regulated Entity participated, directly or indirectly, in reliance on the requested Order, together with one or more other Regulated Entities and/or one or more Affiliated Funds. The term “Potential Co-Investment Transaction” means any investment opportunity recommended by the Adviser’s Liberty Harbor investment advisory unit for investment by one or more Affiliated Fund and/or Regulated Entities in which a Regulated Entity could not participate together with one or more other Regulated Entities and/or together with one or more Affiliated Funds without obtaining and relying on the Order.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity or unit (whether within the Liberty Harbor investment advisory unit or another investment advisory unit of or entity within GSAM (each such entity or unit, a “GSAM IA Unit”)) that subsequently relies on the Order will comply with the terms and conditions of the Application at that time. If a GSAM IA Unit other than the Liberty Harbor GSAM IA Unit determines to rely on the Order in the future, all references herein to the Liberty Harbor GSAM IA Unit shall be deemed to refer to such other GSAM IA Unit and, to the extent any existing or future investment adviser within the Goldman Sachs organization other than the Adviser that is controlling, controlled by, or under common control with, the Adviser, advises or manages any Regulated Entity or Affiliated Fund within such other GSAM IA Unit, all references to the Adviser shall be deemed to refer to such other investment adviser. In addition, Applicants request that the relief sought herein apply equally to any Future Regulated Entity and any Future Affiliated Fund that (a) may be prohibited from co-investing with one or more Regulated Entities and/or Affiliated Funds by reason of Sections 17(d) and/or 57(a)(4) of the Act and Rule 17d-1 thereunder and (b) determines to co-invest with one or more Regulated Entities and/or Affiliated Funds in reliance on the Order. Applicants request that each Future Regulated Entity and Future Affiliated Fund be treated as if it were an Applicant at the time such Future Regulated Entity or Future Affiliated Fund determines to so co-invest in reliance on the Order. Each Future Regulated Entity and Future Affiliated Fund that relies on the Order in the future will comply with the terms and conditions of the Application at that time.

I. APPLICANTS

A. Goldman Sachs BDC, Inc.

The Company was organized on September 26, 2012 as Goldman Sachs Liberty Harbor Capital, LLC, a Delaware limited liability company, and commenced operations on November 15, 2012, using cash capital contributions from Goldman Sachs. On March 29, 2013, the Company filed an election to be treated as a BDC under the Act. On April 1, 2013, the Company (i) converted to a Delaware corporation (the “Conversion”), (ii)

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changed its name to Goldman Sachs BDC, Inc., and (iii) consummated the first of several private placement transactions in which it issued an aggregate of $516.1 million of common stock. As a result of the Conversion and the aforementioned private placements, as of September 30, 2013, Goldman Sachs owned approximately 19.8% of the Company’s common stock.

The Company intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to so qualify for so long as it maintains its BDC status. The Company’s principal place of business is 200 West Street, New York, NY 10282.

The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation through investments in secured debt, including first and second lien debt, unsecured debt, including mezzanine debt and, to a lesser extent, in equities. The Company invests primarily in U.S. middle-market companies, which the Adviser believes have been underserved in recent years by banks and have difficulty accessing the public debt markets. However, the Company may from time to time invest in larger or smaller companies. The term “middle-market” generally refers to companies with earnings before interest expense, income tax expense, depreciation and amortization, or “EBITDA,” between $5 million and $75 million annually. The term “mezzanine” refers to a loan that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. The Company expects to make investments through both primary originations and open-market secondary purchases. The Company expects to invest across a number of different industries. The Company’s investments are typically expected to have maturities between three and ten years and generally range in size between $5 and $50 million, though this investment size may grow if the Company’s capital base grows and shrink if the Company’s capital base shrinks.

In addition to investments in U.S. middle-market companies, the Company may invest a portion of its capital in opportunistic investments, such as in large U.S. companies, foreign companies, stressed or distressed debt, structured products or private equity. Such investments are intended to enhance the Company’s risk adjusted returns to stockholders, and the proportion of these types of investments will change over time given the Company’s views on, among other things, the economic and credit environment in which the Company is operating, although these types of investments generally will constitute less than 30% of the Company’s total assets.

The instruments in which the Company invests typically are not rated by any rating agency, but the Adviser believes that if such instruments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service and lower than “BBB-” by Fitch Ratings or Standard & Poor’s Rating Services), which is an indication of having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. The Company may invest without limit in debt or other securities of any rating, as well as debt or other securities that have not been rated by any nationally recognized statistical rating organization.

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The Company’s business and affairs are managed under the direction of a board of directors (the “BDC Board”), a majority of whom are Independent Directors.

B. The Adviser

The Adviser is a Delaware limited partnership of which Goldman Sachs is the general partner and principal owner. The Adviser is a registered investment adviser under the Advisers Act and has been registered as an investment adviser with the Commission since 1990. The Adviser provides investment advisory services consisting of portfolio management for individuals, small businesses and institutional clients, pension and retirement plans, registered investment companies, a business development company and other pooled investment vehicles, including those that are exempt from the definition of investment company in reliance on Section 3(c)(1) or 3(c)(7) of the Act. The Adviser (through its Liberty Harbor GSAM IA Unit) currently serves as investment adviser to various of these clients, including the Company and each of the Existing Affiliated Funds.

The BDC Board has delegated, subject to the supervision of the BDC Board, daily management and investment authority with respect to the Company to the Adviser pursuant to an investment management agreement (the “Investment Management Agreement”). Under the terms of the Investment Management Agreement, the Adviser: (i) determines the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the Company’s investments (including performing due diligence on the Company’s prospective portfolio companies); (iii) closes and monitors the Company’s investments; and (iv) determines the securities and other assets that the Company purchases, retains and sells. The Adviser’s services under the Investment Management Agreement are not exclusive to the Company, and the Adviser is free to furnish similar services to other clients, consistent with its fiduciary duties to the Company.

1. The Adviser’s Liberty Harbor GSAM IA Unit

The Adviser’s Liberty Harbor GSAM IA Unit is responsible for identifying attractive investment opportunities, conducting research and due diligence on prospective investments, and structuring, monitoring and servicing the investments of each of the Company and the Existing Affiliated Funds. As of November 30, 2013, the Adviser’s Liberty Harbor GSAM IA Unit had approximately $5 billion of assets under management and had 26 investment professionals.

The Adviser’s Liberty Harbor GSAM IA Unit has an investment committee comprised of five voting members, Brendan McGovern, Salvatore Lentini, Jon Yoder, David Yu and Scott Turco, as well as three non-voting members with operational or legal expertise. The investment committee is responsible for approving all of the Company’s and the Existing Affiliated Funds’ respective investments. The investment committee also monitors investments in the Company’s and the Existing Affiliated Funds’ respective portfolios and approves all asset dispositions.

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2. Goldman Information Barriers

GSAM operates its business through multiple independently operating GSAM IA Units that are walled off from each other. Liberty Harbor is one of these units. Goldman Sachs Investment Partners (“GSIP”) is an independently operating GSAM IA Unit of GS Investment Strategies, LLC (“GSIS”), an affiliate of the Adviser. GSIP and Liberty Harbor are thus distinct operating GSAM IA Units, with different strategies, currently geographically separate offices, and generally different employees and officers. However, because one senior officer oversees both Liberty Harbor and GSIP (the “Senior Officer”), no formal information barriers are in place between these two GSAM IA Units. Other than with respect to GSIP, formal information barriers (the “Goldman Information Barriers”) are in place to, among other things, restrict the sharing of trading and confidential information between Liberty Harbor and the other GSAM IA Units, as well as other parts of the Goldman Sachs organization. Likewise, other than with respect to Liberty Harbor, the Goldman Information Barriers are in place between GSIP and the other GSAM IA Units, as well as other parts of the Goldman Sachs organization. To the extent that the Goldman Information Barriers between two or more GSAM IA Units are moved or taken down, the resulting combined units will be treated as one GSAM IA Unit for purposes of the Goldman Information Barriers, as well as for purposes of this Application.

The Goldman Information Barriers generally prohibit certain communications between the Liberty Harbor personnel and the personnel of another GSAM IA Unit (as well as other parts of the Goldman Sachs organization), including, but not limited to, communications involving non-public, proprietary or confidential information concerning portfolio holdings and transactions involving a client advised within each such GSAM IA Unit (as well as other parts of the Goldman Sachs organization), except as permitted under limited circumstances (e.g., by compliance personnel), or, in the case of GSIP, as described above. The Goldman Information Barriers are reasonably designed to prevent and detect unapproved access to or distribution of trading and confidential information, so that Liberty Harbor’s portfolio managers have no knowledge of, among other things, the investment decisions and portfolio management activities that take place within another GSAM IA Unit (as well as other parts of the Goldman Sachs organization), and vice versa, prior to the public disclosure/dissemination of such information, other than in the case of GSIP. Although the Senior Officer may be aware of investment decisions and portfolio management activities within both the Liberty Harbor and GSIP GSAM IA Units, the portfolio managers of each such unit generally do not have knowledge or information about the investment decisions and portfolio management activities that take place within the other unit prior to the public disclosure/dissemination of such information. Nevertheless, as no information barriers exist between Liberty Harbor and GSIP, the Liberty Harbor portfolio managers are not prohibited from obtaining such information from the GSIP portfolio managers, and vice versa. Despite the lack of formal information barriers between Liberty Harbor and GSIP, no existing or future entity advised by GSIS’ GSIP GSAM IA Unit (a “GSIP Fund”) that is exempt from the definition of investment company in reliance on Section 3(c)(1) or 3(c)(7) of the Act currently intends to co-invest with any Regulated Entity, other than in a private placement transaction in which no terms other than price are directly or indirectly

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negotiated, and will not otherwise participate with any Regulated Entity in the same investment opportunities where such participation would be prohibited under Sections 17 and/or 57 of the Act and Rule 17d-1 thereunder. Likewise, no GSIP Fund that is a BDC or a registered management investment company currently intends to co-invest with any Regulated Entity or Affiliated Fund to the extent that such co-investment would be prohibited under Sections 17 and/or 57 of the Act and Rule 17d-1 thereunder.9

The Adviser has policies and procedures in place designed to prevent a Regulated Entity from knowingly investing in any issuer in a Negotiated Private Placement Transaction in which an affiliated person (within the meaning of Section 2(a)(3)(C) of the Act) of the Regulated Entity, any other Regulated Entity or any Affiliated Fund that is not within Liberty Harbor’s Goldman Information Barriers is an existing investor. In particular, before recommending a Regulated Entity’s participation in a Potential Co-Investment Transaction to the Board, the Adviser will use commercially reasonable efforts to obtain from the issuer a representation that (i) no such affiliated person of the Regulated Entity, any other Regulated Entity or any Affiliated Fund is an existing investor in the issuer, and (ii) the proceeds of the Potential Co-Investment Transaction will not be used to purchase any interests in the issuer by, or extinguish or pay off all or a portion of any debt owed by the issuer to, such an affiliated person of the Regulated Entity, any other Regulated Entity or any Affiliated Fund. The Adviser will provide this information to the Regulated Entity’s Eligible Directors to assist them with their review of the Regulated Entity’s proposed participation in the Potential Co-Investment Transaction. If the Adviser or the Board learns that the proceeds of the Regulated Entity’s investment in the Potential Co-Investment Transaction will be used for such purchase, extinguishment or payoff, the Potential Co-Investment Transaction will not be made by the Regulated Entity.

C. Existing Affiliated Funds

Goldman Sachs TC Master Partnership, L.P.

Goldman Sachs TC Master Partnership, L.P. (the “Master Partnership”) is a Cayman Islands exempted limited partnership. GS TC Advisors, L.L.C., a Delaware limited liability company, is the general partner of the Master Partnership and the Adviser is the Master Partnership’s investment adviser.

The Master Partnership seeks to achieve attractive total returns through both capital appreciation and current income from a portfolio of investments in publicly traded and privately held securities, derivatives and other instruments in the fixed income, mortgage and asset-backed, global currency, corporate credit and other related markets.

[9]	To the extent that any GSIP Fund that may be prohibited from co-investing with one or more Regulated Entities and/or Affiliated Funds by reason of Sections 17(d) and/or 57(a)(4) of the Act and Rule 17d-1 thereunder determines in the future to co-invest with one or more Regulated Entities and/or Affiliated Funds in reliance on the Order, the GSIP and Liberty Harbor GSAM IA Units will be treated as one GSAM IA Unit for purposes of this Application (i.e., the GSIP GSAM IA Unit will be deemed to be part of the Liberty Harbor GSAM IA Unit), and any GSIP Fund relying on the Order in connection with any such co-investment will be deemed to be a Future Regulated Entity or a Future Affiliated Fund, as applicable, and will comply with the terms and conditions of the Application at that time.

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Goldman Sachs Palmetto State Credit Fund, L.P.

Goldman Sachs Palmetto State Credit Fund, L.P. (the “Palmetto Fund”) is a Delaware limited partnership. Goldman Sachs Multi-Strategy Fund Palmetto State Advisors, L.L.C., a Delaware limited liability company, is the general partner of the Palmetto Fund and the Adviser is the Palmetto Fund’s investment adviser.

The Palmetto Fund seeks to achieve attractive total returns through both capital appreciation and current income from a portfolio of investments in publicly traded and privately held securities and other instruments, primarily in the fixed income and related markets.

Liberty Harbor Distressed Credit Aggregator I, L.P.

Liberty Harbor Distressed Credit Aggregator I, L.P. (the “Distressed Credit Fund”) is a Cayman Islands exempted limited partnership. Liberty Harbor Distressed Credit Opportunities Advisors, LLC, a Delaware limited liability company, is the general partner of the Distressed Credit Fund and the Adviser is the Distressed Credit Fund’s investment adviser.

The Distressed Credit Fund seeks to achieve attractive total returns through both capital appreciation and current income from fixed income markets, primarily by making investments in fixed income securities and loans issued by stressed or distressed companies.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and is exempt from the definition of investment company in reliance on Section 3(c)(1) or 3(c)(7) of the Act.

The investment objectives and strategies of one or more Affiliated Funds may be similar to the Objectives and Strategies of one or more Regulated Entities, or may be such that the Affiliated Funds may seek to co-invest with the Regulated Entities in one or more Co-Investment Transactions.

II. RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A. Co-Investment Transactions

1. Reasons for Co-Investment Transactions

It is anticipated that a Regulated Entity’s participation in Co-Investment Transactions with one or more other Regulated Entities and/or one or more Affiliated Funds should increase the number of favorable investment opportunities for the Regulated Entity. The Adviser expects that co-investment by the Regulated Entities and the Affiliated Funds, or among the Regulated Entities themselves, will provide the Regulated Entities (through participation in a larger number and greater variety of

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transactions) with the ability to achieve greater diversification and, together with the Affiliated Funds, the opportunity to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments. Moreover, the Adviser believes that, without the Order, the Regulated Entities and the Affiliated Funds will have less bargaining power and will be limited in their ability to exercise influence on, or control over, the portfolio companies in which they invest.

A Regulated Entity’s ability to co-invest with one or more other Regulated Entities and/or one or more Affiliated Funds would allow it to participate in transactions of a larger size. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed limits on exposure in a single investment. The Company and any other Regulated Entity that is a BDC must also comply with certain investment limitations imposed by Section 55(a) of the Act (the “Section 55(a) Limitations”).10 In addition, the Code imposes diversification and other requirements on companies, such as the Regulated Entities, which seek certain favorable tax treatment as a RIC under Subchapter M of the Code (the “Code RIC Status Requirements”).11

It also would be advantageous for a Regulated Entity to have the additional capital from the Affiliated Funds and the other Regulated Entities available to meet the funding requirements of attractive investments in portfolio companies. In view of the foregoing, in cases where the Adviser identifies investment opportunities for a Regulated Entity requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of the Affiliated Funds and/or the other Regulated Entities as investing partners may alleviate the necessity for a Regulated Entity to co-invest with unaffiliated entities in certain circumstances.

Furthermore, a Regulated Entity may have to forego some investment opportunities if it cannot provide all of the financing required by a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser as a result of a Regulated Entity’s inability to commit the entire amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission or arranging a syndicated financing with unaffiliated entities). By reducing the number of instances in which a Regulated Entity’s investment limits require the Adviser to arrange a syndicated financing with unaffiliated entities, the Regulated Entity will likely be required to forego fewer attractive investment opportunities. With the assets of the Affiliated Funds along with the assets of the other Regulated Entities available for co-investment, there should be an increase in the number of favorable investment opportunities accessible to each Regulated Entity.

[10]	Section 55(a) of the Act prohibits a BDC from acquiring any asset, other than those described in Section 55(a)(1)-(7) (“Eligible Assets”), unless at the time of acquisition the ratio of Eligible Assets (net of certain assets specified in the Section) to total assets (net of certain assets specified in the Section) equals 70% or greater at the time of the acquisition of the asset (the “Section 55(a) Ratio”). Thus, if a BDC’s Section 55(a) Ratio is below 70%, it is prohibited from purchasing non-Eligible Assets.
[11]	See Section 851(b)(3) of the Code.

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2. Mechanics of Co-Investment Transactions

In selecting investments for each Regulated Entity, the Adviser will consider the Objectives and Strategies, investment policies, investment positions, capital available for investment, investment restrictions, regulatory requirements, and other factors relevant to the Regulated Entity, including the Code RIC Status Requirements and the Section 55(a) Limitations, if applicable. Similarly, in selecting investments for the Affiliated Funds, the Adviser will choose investments separately for each Affiliated Fund, considering, in each case, the investment objectives, investment strategies, investment policies, investment positions, capital available for investment, investment restrictions, regulatory requirements, and other factors relevant to that particular investing Affiliated Fund. The Adviser expects that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on capital available for investment (“Available Capital”),12 diversification requirements, and compliance with the Code RIC Status Requirements and/or the Section 55(a) Limitations, as applicable. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

The Adviser will present each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity to the relevant Regulated Entity’s Eligible Directors. The Required Majority will approve each Co-Investment Transaction prior to any investment by the Regulated Entity. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Regulated Entity.

All subsequent activity (i.e., exits or Follow-On Investments) in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application.

A Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and Affiliated Fund is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity’s participation in pro rata

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The “Available Capital” of a Regulated Entity or Affiliated Fund refers to liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes, and, solely with respect to the Affiliated Funds, bona fide uncalled capital commitments, if applicable, that can be called by the settlement date of a Co-Investment Transaction. The investment assets of the Regulated Entities and the Affiliated Funds generally will consist of illiquid securities held to maturity (in the case of debt instruments) or until a liquidity event (i.e., a merger, initial public offering, asset sale or recapitalization), often out of the control of the Regulated Entities, occurs. Applicants would not consider these illiquid assets to be part of Available Capital.

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dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board has not given such approval in advance, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Directors. The Board of a Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

A Regulated Entity’s participation in any Co-Investment Transaction will be subject to the same terms, conditions, price, class of securities, settlement date, and registration rights as those applicable to the participation by the other Regulated Entities and/or Affiliated Funds.

Co-investment opportunities are to be allocated to each Regulated Entity either (a) based on the size recommended by the Adviser, consistent with the Adviser’s allocation policy, which is based on, among other things, the Regulated Entity’s Available Capital, or (b) if the aggregate amount recommended by the Adviser to be invested by the Regulated Entities in a Potential Co-Investment Transaction, together with the amount proposed to be invested by the Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each participating party will be allocated among them pro rata based on each such party’s Available Capital, up to the amount proposed to be invested by each. The Adviser and the Regulated Entities believe that this approach provides for the equitable allocation of co-investment opportunities and takes into account the then-current capacity of the Regulated Entities and the Affiliated Funds to make the particular type of investment presented by a co-investment opportunity.

The Board of each Regulated Entity will be provided quarterly for review: (a) a record of all investments in Potential Co-Investment Transactions made by the Affiliated Funds and the other Regulated Entities during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and (b) an explanation of why the investment opportunities were not offered to the Regulated Entity. In addition, the Eligible Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Eligible Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Eligible Directors of each Regulated Entity will consider at least annually the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions.

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B. Applicable Law

1. Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act) (a “first-tier affiliate”), or an affiliated person of an affiliated person (a “second-tier affiliate”), of a registered investment company, or a company controlled by such a company, acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the Act generally prohibits participation by a registered investment company and a first-tier affiliate, second-tier affiliate, principal underwriter for the investment company, or an affiliated person of the principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the Rule, without prior approval by the Commission by order upon application.

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from knowingly participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the registered management investment company or BDC, as applicable, in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

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Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this Rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in subsection (a) above.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C), (D) and (E) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; and (E) any investment adviser of such other person if such other person is an investment company.

C. Need for Relief

Section 17(d) and Rule 17d-1 may prohibit the Regulated Entities and Affiliated Funds from participating in Co-Investment Transactions with each other and with any other Regulated Entity without a prior order of the Commission to the extent that the participating Regulated Entities and Affiliated Funds are first-tier or second-tier affiliates. Section 57(a)(4) and Rule 17d-1 may prohibit the Regulated Entities and Affiliated Funds from participating in Co-Investment Transactions with each other and with any other Regulated Entity that has elected to be treated as a BDC under the Act without a prior order of the Commission to the extent that the Regulated Entities and Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.

The Regulated Entities and the Affiliated Funds may be deemed to be affiliated persons of one another within the meaning of Section 2(a)(3)(C) of the Act, by reason of being under common control, to the extent that the Adviser is deemed an affiliated person of the Regulated Entity and the Affiliated Funds, by reason of controlling each such Regulated Entity, pursuant to Section 2(a)(3)(C).13

[13]	The staff of the Commission has taken the position that when two investment companies share a common investment adviser, such companies may be considered to be under common control and, therefore, affiliated persons of each other. See New England Mutual Life Insurance Co., SEC No-Action Letter (Jun. 3, 1987). However, not all advisers control the funds they advise. The determination of whether a fund is under the control of its investment adviser depends on all of the relevant facts and circumstances. See Transactions of Investment Companies With Portfolio and Subadvisory Affiliates, Investment Company Act Release No. 25888, at n.19 (Jan. 14, 2003). See also Investment Company Mergers, Investment Company Act Release No. 25259, at n. 11 (Nov. 8, 2001).

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In addition, because the Adviser is a wholly-owned subsidiary of Goldman Sachs, the Regulated Entities and the Affiliated Funds may be deemed affiliated persons of one another, by reason of being indirectly under common control, to the extent that they are deemed to be indirectly controlled by Goldman Sachs, in each case within the meaning of Section 2(a)(3)(C).

Thus, the Regulated Entities and Affiliated Funds could be deemed to be first-tier or second-tier affiliates of one another and therefore prohibited by Section 17(d) and Rule 17d-1 from participating in Co-Investment Transactions with each other or any other Regulated Entity without a prior order of the Commission. Likewise, any Regulated Entity and Affiliated Fund that falls within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis any other Regulated Entity that has elected to be treated as a BDC under the Act, would be prohibited by Section 57(a)(4) and Rule 17d-1 from knowingly participating in Co-Investment Transactions with any such Regulated Entity without a prior order of the Commission.

D. Requested Relief

Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d), 57(a)(4), and 57(i) of the Act, and Rule 17d-1 thereunder, to permit, subject to the terms and conditions set forth in this Application, (a) the Existing Affiliated Funds, and any Future Affiliated Funds, to participate with one or more Regulated Entities in the Co-Investment Transactions, and (b) the Regulated Entities to participate in the Co-Investment Transactions with each other.

E. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.14 Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the relevant BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. Applicants note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol

[14]

Medley Capital Corporation, et al. Release Nos. IC-30807 (Nov. 25, 2013) (order) and IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. Release Nos. IC-30754 (Oct. 23, 2013) (order) and IC-30739 (Sept. 30, 2013) (notice); Van Eck Funds, et al. Release Nos. IC-30279 (Nov. 23, 2012) (order) and IC-30252 (Oct. 25, 2012); Gladstone Capital Corporation, et al. Release Nos. IC-30154 (Jul. 26, 2012) (order) and IC-30125 (June 29, 2012) (notice); Medley Capital Corporation, et al. Release Nos. IC-30009 (Mar. 26, 2012) (order) and IC-29968 (Feb. 27, 2012) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. Release Nos. IC-28982 (Oct. 21, 2009) (order) and IC-28931 (Sept. 25, 2009) (notice).

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followed by Medley Capital Corporation and its affiliates, for which an order was granted on November 25, 2013, Stellus Capital Investment Corporation and its affiliates, for which an order was granted on October 23, 2013, Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012, Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012, and Ridgewood Capital Management, LLC and its affiliates, for which an order was granted on October 21, 2009.15

F. Applicants’ Legal Arguments

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. Applicants submit that the terms and conditions set forth in this Application address the conflicts of interest that Sections 17(d) and 57(a)(4) and Rule 17d-1 were designed to prevent (by either avoiding such conflicts or resolving them in a manner that is fair to the Regulated Entities), and none of the Regulated Entities would participate in any Co-Investment Transaction on terms less advantageous than any of the Affiliated Funds, nor would the Adviser favor any participant in such a Co-Investment Transaction over any other participant. Accordingly, Applicants submit that there is no basis on which to conclude that any Co-Investment Transaction made pursuant to the Order would not be fair, would be overreaching, would not be consistent with the general purposes of the Act or would be, with respect to a Regulated Entity, on a basis different from or less advantageous than that of the other participants.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC or registered investment company is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that Rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that each Regulated Entity’s participation in Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants further submit that the protective conditions set forth in this Application are designed so that each participating Regulated Entity will be treated fairly. Specifically,

[15]	See id.

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the conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, the Regulated Entities and the Affiliated Funds will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority must approve each Co-Investment Transaction, other than with respect to certain pro rata dispositions and Follow-On Investments, before the investment is made, which will allow the Eligible Directors to control each applicable Regulated Entity’s participation in such Co-Investment Transactions, thus assuring that the Regulated Entity is being treated fairly and eliminating the possibility of overreaching; and (iii) each Regulated Entity is required to retain and maintain certain records to permit the examination staff of the Commission to monitor compliance with the terms of the Order.

With respect to dispositions and Follow-On Investments, conditions 7 and 8 provide that a Regulated Entity may participate on a pro rata basis in a disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of the Regulated Entity and each other Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board has approved the Regulated Entity’s pro rata participation in dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If a Regulated Entity’s Board does not so approve such pro rata participation by the Regulated Entity, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Directors for prior approval. A Regulated Entity’s Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments by the Regulated Entity, with the result that all dispositions and/or Follow-On Investments must be submitted to the Regulated Entity’s Eligible Directors for prior approval.

Applicants believe that participation by each Regulated Entity in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The conditions impose a variety of duties on the Adviser with respect to Co-Investment Transactions. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the applicable Regulated Entity’s Board. In addition, when considering Co-Investment Transactions for a Regulated Entity, the Adviser will consider only the then-current Objectives and Strategies, investment policies, investment positions, capital available for investment, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Regulated Entity, such as the Code RIC Status Requirements and the Section 55(a) Limitations (if the Regulated Entity is a BDC).

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Because attractive investment opportunities for an Affiliated Fund may also be attractive investment opportunities for one or more Regulated Entities, Applicants submit that their ability to engage in Co-Investment Transactions pursuant to the Order presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either one Regulated Entity or the Affiliated Funds as opportunities arise. In addition, fees and expenses of Co-Investment Transactions, to the extent not payable by the Adviser under its investment advisory agreements with the Regulated Entities and the Affiliated Funds, would be shared by the Regulated Entities and the Affiliated Funds in proportion to the relative amounts of the securities to be acquired or disposed of, as the case may be.

The conditions are designed so that the Adviser would not be able to favor the Affiliated Funds over the Regulated Entities (or one Regulated Entity over another) through the allocation of investment opportunities among them. For example, a Regulated Entity may participate in a Potential Co-Investment Transaction only if a Required Majority first makes a determination that the Potential Co-Investment Transaction would not benefit the Adviser, any Affiliated Fund, any other Regulated Entity, or any affiliated person thereof that is within Liberty Harbor’s Goldman Information Barriers (other than the parties to the Co-Investment Transaction), and then only to the extent strictly permitted by the conditions. Applicants also submit that the conditions are designed to prevent a Regulated Entity from investing in any current investments of any other Regulated Entity, any Affiliated Fund, or any affiliated person thereof that is within Liberty Harbor’s Goldman Information Barriers, which would eliminate the possibility of any such Regulated Entity being forced to invest in a manner that would benefit the existing investment of any other Regulated Entity, any Affiliated Fund, or any affiliated person thereof that is within Liberty Harbor’s Goldman Information Barriers. In fact, the Adviser will take reasonable steps to assure that a Regulated Entity does not knowingly invest in reliance on the Order in any issuer in which an affiliated person of any other Regulated Entity or Affiliated Fund, but not the Regulated Entity, is an existing investor. As described above, the Goldman Information Barriers are in place to prevent improper information-sharing between the Adviser’s Liberty Harbor GSAM IA Unit and the other GSAM IA Units, as well as other parts of the Goldman Sachs organization. As a result of the Goldman Information Barriers, while the Adviser will be able to ascertain whether a Regulated Entity, an Affiliated Fund, or any affiliated person thereof that is within Liberty Harbor’s Goldman Information Barriers, is an existing investor in a Potential Co-Investment Transaction, the Adviser generally would not be aware of investments held by an affiliated person of a Regulated Entity or Affiliated Fund if such affiliated person is outside of Liberty Harbor’s Goldman Information Barriers. In order to prevent a Regulated Entity from knowingly investing in any issuer in a Negotiated Private Placement Transaction in which an affiliated person (within the meaning of Section 2(a)(3)(C) of the Act) of the Regulated Entity, any other Regulated Entity or any Affiliated Fund that is not within Liberty Harbor’s Goldman Information Barriers is an existing investor, the conditions provide that before recommending the Regulated Entity’s participation in a Potential Co-Investment

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Transaction to the Board, the Adviser will use commercially reasonable efforts to obtain from the issuer a representation that (i) no such affiliated person of the Regulated Entity, any other Regulated Entity or any Affiliated Fund is an existing investor in the issuer, and (ii) the proceeds of the Potential Co-Investment Transaction will not be used to purchase any interests in the issuer by, or extinguish or pay off all or a portion of any debt owed by the issuer to, such an affiliated person of the Regulated Entity, any other Regulated Entity or any Affiliated Fund. The Adviser will provide this information to the Regulated Entity’s Eligible Directors to assist them with their review of the Regulated Entity’s proposed participation in the Potential Co-Investment Transaction. If the Adviser or the Board learns that the proceeds of the Regulated Entity’s investment in the Potential Co-Investment Transaction will be used for such purchase, extinguishment or payoff, the Potential Co-Investment Transaction will not be made by the Regulated Entity. As a result of these conditions, the ability to overreach a Regulated Entity is effectively neutralized.

In sum, the Applicants believe that as a result of the conditions, a Regulated Entity will not participate in a Co-Investment Transaction on a basis different from, or less advantageous than, that of any Affiliated Fund or any other Regulated Entity. Applicants therefore believe that the participation of the Regulated Entities in Co-Investment Transactions done in accordance with the conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

G. Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Each time the Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or one or more Regulated Entities that falls within the then-current Objectives and Strategies of a Regulated Entity, the Adviser will make an independent determination of the appropriateness of the investment for each Regulated Entity in light of each Regulated Entity’s then-current circumstances.

2. (a) If the Adviser deems a Regulated Entity’s participation in any Potential Co-Investment Transaction to be appropriate for such Regulated Entity, it will then determine an appropriate level of investment for such Regulated Entity.

(b) If the aggregate amount recommended by the Adviser to be invested by the participating Regulated Entities in such Potential Co-Investment Transaction, together with the amount proposed to be invested by each Affiliated Fund, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participating party’s Available Capital, up to the amount proposed to be invested by each. The Adviser will provide the Eligible Directors of each participating Regulated Entity with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

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(c) After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Fund, to the Eligible Directors of the applicable Regulated Entities for their consideration. A Regulated Entity will co-invest with one or more other Regulated Entities and/or one or more Affiliated Funds only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority of the Regulated Entity’s Board concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Entity’s shareholders; and

(B) the Regulated Entity’s then-current Objectives and Strategies;

(iii) the investment by other Regulated Entities or Affiliated Funds would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Fund; provided that, if any other Regulated Entity or Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director/trustee for election to a portfolio company’s board of directors/trustees or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Directors will have the right to ratify the selection of such director/trustee or board observer, if any;

(B) the Adviser agrees to, and does, provide, periodic reports to the Board of the applicable Regulated Entity with respect to the actions of such director/trustee or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any other Regulated Entity, any Affiliated Fund, or any affiliated person of either that is within Liberty Harbor’s Goldman Information Barriers receives in connection with the right of any such Affiliated Fund or other Regulated Entity to nominate a director/trustee or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and the participating Regulated Entities in accordance with the amount of each party’s investment; and

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(iv) the proposed investment by the Regulated Entity will not benefit the Adviser, the Affiliated Funds or the other Regulated Entities, or any affiliated person of any of them that is within Liberty Harbor’s Goldman Information Barriers (other than the other parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Affiliated Funds and the other Regulated Entities during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. (a) Except for Follow-On Investments made in accordance with condition 8 below, a Regulated Entity will not invest in reliance on the Order in any issuer in which any other Regulated Entity, any Affiliated Fund, or any affiliated person thereof that is within Liberty Harbor’s Goldman Information Barriers, is an existing investor.

(b) A Regulated Entity will not knowingly invest in reliance on the Order in any issuer in which an affiliated person (within the meaning of Section 2(a)(3)(C) of the Act) of the Regulated Entity, any other Regulated Entity or any Affiliated Fund that is not within Liberty Harbor’s Goldman Information Barriers is an existing investor. When evaluating any Potential Co-Investment Transaction on behalf of a Regulated Entity, before recommending the Regulated Entity’s participation in the Potential Co-Investment Transaction to the Board, the Adviser will use commercially reasonable efforts to obtain from the issuer a representation that (i) no such affiliated person of the Regulated Entity, any other Regulated Entity or any Affiliated Fund is an existing investor in the issuer, and (ii) the proceeds of the Potential Co-Investment Transaction will not be used to purchase any interests in the issuer by, or extinguish or pay off all or a portion of any debt owed by the issuer to, such an affiliated person of the Regulated Entity, any other Regulated Entity or any Affiliated Fund. The Adviser will provide this information to the Regulated Entity’s Eligible Directors to assist them with

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their review of the Regulated Entity’s proposed participation in the Potential Co-Investment Transaction. If the Adviser or the Board learns that the proceeds of the Regulated Entity’s investment in the Potential Co-Investment Transaction will be used for such purchase, extinguishment or payoff, the Potential Co-Investment Transaction will not be made by the Regulated Entity.

6. A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for such Regulated Entity as for the participating Affiliated Funds and/or other Regulated Entities. The grant to an Affiliated Fund or another Regulated Entity, but not such Regulated Entity, of the right to nominate a director/trustee for election to a portfolio company’s board of directors/trustees, the right to have an observer on the board of directors/trustees or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Regulated Entity or Affiliated Fund elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

(i) notify each other Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation in the disposition by each other Regulated Entity Regulated Entity that participated in the Co-Investment Transaction.

(b) Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any participating Affiliated Funds and any other Regulated Entities.

(c) A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and the Affiliated Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the applicable Regulated Entity has approved as being in the best interests of the applicable Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the applicable Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and such Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in such Regulated Entity’s best interests.

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(d) Each Regulated Entity and each of Affiliated Fund will bear its own expenses in connection with any such disposition.

8. (a) If any Regulated Entity or Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser will:

(i) notify each other Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each other Regulated Entity that participated in the Co-Investment Transaction.

(b) A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the applicable Regulated Entity has approved as being in the best interests of such Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and such Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in such Regulated Entity’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Regulated Entities’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Adviser to be invested by each Regulated Entity in such Follow-On Investment, together with the amount proposed to be invested by the Affiliated Funds and/or other Regulated Entity, collectively, in the same transaction, exceeds the amount of the investment opportunity; then the amount to be invested by each such party will be allocated among them pro rata based on each party’s Available Capital, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in this Application.

9. The Eligible Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Funds that the Regulated Entity considered but declined to participate in, so

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that the Eligible Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Eligible Directors of each Regulated Entity will consider at least annually the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions.

10. Each Regulated Entity will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11. No Eligible Director of a Regulated Entity will also be a director/trustee, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act) of, any of the Affiliated Funds other than in the case of an Affiliated Fund that intends to elect to be treated as a BDC or register as an investment company under the Act.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its investment advisory agreements with the Regulated Entities and the Affiliated Funds, be shared by the applicable Regulated Entities and the Affiliated Funds in proportion to the relative amounts of their securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 57(k)(2) or 17(e)(2) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the applicable Regulated Entities and the Affiliated Funds on a pro rata basis based on the amounts each invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among each applicable Regulated Entity and Affiliated Fund based on the amount each invests in such Co-Investment Transaction. None of the Affiliated Funds, the Adviser or any affiliated person of any of the Regulated Entities will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreements between the Adviser and the Regulated Entities or Affiliated Funds).

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III. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Legal Department

Goldman Sachs Asset Management, L.P.

200 West Street, 15th Floor

New York, NY 10282

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Maria Gattuso, Esq.

Margery K. Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Copies to:

Geoffrey R.T. Kenyon, Esq.

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

B. Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolution duly adopted by the Board (attached hereto as Exhibit A), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Sections 17(d), 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act, for an order permitting certain joint transactions that may otherwise be prohibited under Sections 17(d), 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors, trustees or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 8th day of January, 2014.

[Signature page follows.]

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GOLDMAN SACHS BDC, INC.

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Authorized Signatory

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Authorized Signatory

GOLDMAN SACHS TC MASTER PARTNERSHIP, L.P.

By: GS TC Advisors, L.L.C., its general partner

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Authorized Signatory

GOLDMAN SACHS PALMETTO STATE CREDIT FUND, L.P.

By: Goldman Sachs Multi-Strategy Fund Palmetto State Advisors, L.L.C., its general partner

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Authorized Signatory

LIBERTY HARBOR DISTRESSED CREDIT AGGREGATOR I, L.P.

By: Liberty Harbor Distressed Credit Opportunities Advisors, LLC, its general partner

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Authorized Signatory

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GS TC ADVISORS, L.L.C., GOLDMAN SACHS MULTI-STRATEGY FUND PALMETTO STATE ADVISORS, L.L.C., LIBERTY HARBOR DISTRESSED CREDIT OPPORTUNITIES ADVISORS, LLC

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Authorized Signatory

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VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated January 8, 2014, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, trustees, shareholders, general partners or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

GOLDMAN SACHS BDC, INC.

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Authorized Signatory

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Authorized Signatory

GOLDMAN SACHS TC MASTER PARTNERSHIP, L.P.

By: GS TC Advisors, L.L.C., its general partner

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Authorized Signatory

GOLDMAN SACHS PALMETTO STATE CREDIT FUND, L.P.

By: Goldman Sachs Multi-Strategy Fund Palmetto State Advisors, L.L.C., its general partner

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Authorized Signatory

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LIBERTY HARBOR DISTRESSED CREDIT AGGREGATOR I, L.P.

By: Liberty Harbor Distressed Credit Opportunities Advisors, LLC, its general partner

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Authorized Signatory

GS TC ADVISORS, L.L.C., GOLDMAN SACHS MULTI-STRATEGY FUND PALMETTO STATE ADVISORS, L.L.C., LIBERTY HARBOR DISTRESSED CREDIT OPPORTUNITIES ADVISORS, LLC

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Authorized Signatory

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EXHIBIT A

Resolution of the Board of Directors

Goldman Sachs BDC, Inc. (the “Corporation”)

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit the Corporation to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Corporation, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

(Adopted on June 13, 2013)

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